Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

December 14, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Deborah O'Neal-Johnson

Re:	The Lazard Funds, Inc.
(File Nos.: 33-40682; 811-06312)

Ladies and Gentlemen:

On behalf of The Lazard Funds, Inc. (the "Fund"), on or about December 21, 2018 we plan to file with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act"), Post-Effective Amendment No. 131 (the "Amendment") to the Fund's Registration Statement on Form N-1A (the "Registration Statement"). The Amendment relates to Post-Effective Amendment No. 128 ("Amendment No. 128") to the Registration Statement, filed on October 17, 2018, which was filed in order to add a new series to the Fund, Lazard International Compounders Portfolio (the "Portfolio").

The Amendment will respond to comments of the staff of the Commission (the "Staff") on Amendment No. 128 that were provided to the undersigned and Kim Kaufman of this office by Deborah O'Neal-Johnson of the Staff via telephone on November 30, 2018.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the Registration Statement as applicable to similar disclosure elsewhere in the Registration Statement. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Prospectus

Summary Section—Fees and Expenses

1.	Staff Comment: Please provide the Staff with the completed fee table and expense examples at least one week before the effective date of the Amendment.

Response: The completed fee table and expense examples, to be filed in the Amendment, are as follows:

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

	Institutional Shares	Open Shares	R6 Shares

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	.75%	.75%	.75%

Distribution and Service (12b-1) Fees	None	.25%	None

Other Expenses*	.20%	.20%	.20%

Total Annual Portfolio Operating Expenses	.95%	1.20%	.95%

Fee Waiver and Expense Reimbursement**	.10%	.10%	.15%

Total Annual Portfolio Operating Expenses After Fee Waiver and Expense Reimbursement**	.85%	1.10%	.80%

*	Other Expenses are based on estimated amounts for the current fiscal year.

**	Reflects a contractual agreement by Lazard Asset Management LLC (the "Investment Manager") to waive its fee and, if necessary, reimburse the Portfolio until December 31, 2020, to the extent Total Annual Portfolio Operating Expenses exceed .85%, 1.10% and .80% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of "Acquired Funds" and extraordinary expenses. This expense limitation agreement can only be amended by agreement of the Fund, upon approval by the Fund's Board of Directors (the "Board"), and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

	1 Year	3 Years

Institutional Shares	$87	$282
Open Shares	$112	$361
R6 Shares	$82	$272

2.	Staff Comment: The fee table states that the management fee of the Portfolio is .75%, but the management fee is listed as .70% in the section entitled Fund Management—Investment Manager. Please clarify the correct management fee and revise the Amendment accordingly.

Response: The management fee of the Portfolio is .75%, and the requested revision will be made in the Amendment.

3.	Staff Comment: Please confirm supplementally whether "Acquired Fund Fees and Expenses" are projected to exceed one basis point (0.01%). If so, please add a line item to the fee table.

Response: We have been advised by Fund management that it is not currently anticipated that "Acquired Fund Fees and Expenses" will exceed one basis point (0.01%).

4.	Staff Comment: Please confirm whether, in connection with the fee waiver and expense limitation arrangement in place between the Investment Manager and the Fund on behalf of the Portfolio (the "Expense Limitation Agreement"), the Investment Manager retains a right to seek reimbursement from the Portfolio for amounts waived or reimbursed by the Investment Manager pursuant to the Expense Limitation Agreement. If the Investment Manager retains such a right, please disclose the terms and conditions of this right in footnote ** to the fee table.

Response: The Expense Limitation Agreement contains no provision for recoupment of fee waivers or expense reimbursements, and the Investment Manager has advised us that it will not seek recoupment from the Portfolio for the fee waivers and expense reimbursements pursuant to the Expense Limitation Agreement.

Investment Strategies and Investment Risks—Investment Strategies

5.	Staff Comment: The first sentence states: "[t]he Portfolio invests primarily in equity securities, principally including common stocks, preferred stocks and convertible securities, of non-US companies, including those whose principal business activities are located in emerging countries." Please clarify this sentence and confirm that, in accordance with its name, the Portfolio will invest primarily in the securities of non-US companies.

Response: The Portfolio will invest primarily in the securities of non-US companies. Accordingly, to clarify, the referenced disclosure will be revised as follows in the Amendment: "The Portfolio invests primarily in equity securities of non-US companies, including those whose principal business activities are located in emerging countries. The fund principally invests in common stocks, but its investments in equity securities also may include preferred stocks and convertible securities." Similar disclosure will be revised elsewhere in the Amendment.

Investment Strategies and Investment Risks—Investment Risks

6.	Staff Comment: Please confirm that Depositary Receipts Risk, Derivatives and Hedging Risk, ETFs and Similar Products Risk and IPO Shares Risk are not principal risks of the Portfolio. Similarly, please confirm that use of derivatives is not a principal investment strategy of the Portfolio.

Response: Management has confirmed that Depositary Receipts Risk, Derivatives and Hedging Risk, ETFs and Similar Products Risk and IPO Shares Risk are not principal risks of the Portfolio. Management has also confirmed that derivatives are not a principal investment strategy of the Portfolio.

Other Performance of the Investment Manager

7.	Staff Comment: The first sentence of the first paragraph states: "[t]he Portfolio's investment objectives, policies and strategies are substantially similar to those used by the Investment Manager in advising one other discretionary account . . ." (emphasis added). Please confirm that there are no other accounts managed by the Investment Manager with substantially similar investment objectives, policies and strategies as the Portfolio or that the omission of certain accounts does not render the International Compounders Other Account performance misleading.

Response: We have been advised by Fund management that the International Compounders Other Account presented is the only discretionary account managed by the Investment Manager with substantially similar investment objectives, policies and strategies as the Portfolio.

8.	Staff Comment: Please supplementally confirm that the Fund has the records necessary to support the calculation of performance for the International Compounders Other Account, as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the "Advisers Act").

Response: Fund management has confirmed that it has the records necessary to support the calculation of performance for the International Compounders Other Account, as required by Rule 204-2(a)(16) under the Advisers Act.

* * * * *

We hope the Staff finds that this letter and the revisions to the prospectus are responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.969.3722 or Kim Kaufman at 212.969.3379.

Very truly yours,

/s/ Robert Spiro

Robert Spiro

cc: Kim Kaufman